U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

May 15, 2012

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 67 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 69 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 67 is being filed for the purpose of reflecting material changes to the principal investment strategies and related risks of the Direxion S&P 1500® RC Volatility Response Shares, Direxion S&P 600® RC Volatility Response Shares, Direxion S&P 500® RC Volatility Response Shares, Direxion S&P Latin America 40 RC Volatility Response Shares and the Direxion NASDAQ Volatility Response Shares (the “Funds”), each a series of the Trust.

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust normally anticipates that this filing shall become effective 60 days after filing. The Trust is filing an acceleration request herewith, however, in an effort to request that the Staff allow this Amendment to become effective on June 14, 2012, or as soon thereafter as is practicable.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (312) 325-2037.

Sincerely,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.

For U.S. Bancorp Fund Services, LLC